Exhibit 99.2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
ANNUAL MEETING OF MEMBERS
TO BE HELD ON June 25, 2010

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of HOLLYSYS AUTOMATION TECHNOLOGIES LTD., a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated June 1, 2010, and hereby constitutes and appoints Mr. Changli Wang and Mr. Peter Li, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2010 Annual Meeting of Members to be held on June 25, 2010, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

01	Changli Wang	FOR	☐	AGAINST	☐	ABSTAIN	☐
02	Colin Sung	FOR	☐	AGAINST	☐	ABSTAIN	☐
03	Jerry Zhang	FOR	☐	AGAINST	☐	ABSTAIN	☐
04	Jianyun Chai	FOR	☐	AGAINST	☐	ABSTAIN	☐
05	Qingtai Chen	FOR	☐	AGAINST	☐	ABSTAIN	☐

2.	Approve the ratification of BDO as the Company’s accountant for fiscal year 2010.

FOR	☐	AGAINST	☐	ABSTAIN	☐

3.           In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting, and any adjournment or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES AND FOR THE RATIFICATION OF THE SELECTION OF BDO LIMITED AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS. IN THEIR DIRECTION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED JUNE 25, 2010 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated June 1, 2010, and the 2009 Annual Report to Stockholders and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name __________________________________________

Name (if joint)
_______________________________________________

Date _____________, 2010

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.